                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                           United Retail Group, Inc.
                           -------------------------
                                (Name of Issuer)

                         Common Stock ($.001 Par Value)
                         ------------------------------
                         (Title of Class of Securities)

                                   911380103
                                   ---------
                                 (CUSIP Number)

 Samuel P. Fried, Esq., Vice President and General Counsel, The Limited, Inc.,
     Three Limited Parkway, Columbus, Ohio 43230, Telephone: (614) 479-7199
     ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 1999
                                  ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 2 of 7



1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct Associates, L.P.
     I.R.S. # 31-1251727

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


 NUMBER OF SHARES      7.  SOLE VOTING POWER
 BENEFICIALLY OWNED        0
 BY EACH REPORTING
 PERSON WITH           8.  SHARED VOTING POWER
                           4,920,410

                       9.  SOLE DISPOSITIVE POWER
                           0

                       10. SHARED DISPOSITIVE POWER
                           1,800,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,920,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.0%

14.  TYPE OF REPORTING PERSON
     PN
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 3 of 7



1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct, Inc.
     I.R.S. # 51-0301511

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF SHARES     7.  SOLE VOTING POWER
  BENEFICIALLY OWNED       0
  BY EACH REPORTING
  PERSON WITH          8.  SHARED VOTING POWER
                           4,920,410

                       9.  SOLE DISPOSITIVE POWER
                           0

                       10. SHARED DISPOSITIVE POWER
                           1,800,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,920,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.0.%

14.  TYPE OF REPORTING PERSON
     CO
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 4 of 7


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Limited, Inc.
     I.R.S. # 31-1029810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

 NUMBER OF SHARES      7.  SOLE VOTING POWER
 BENEFICIALLY OWNED        0
 BY EACH REPORTING
 PERSON WITH           8.  SHARED VOTING POWER
                           4,920,410

                       9.  SOLE DISPOSITIVE POWER
                           0

                       10. SHARED DISPOSITIVE POWER
                           1,800,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,920,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.0%

14.  TYPE OF REPORTING PERSON
     CO
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 5 of 7




                  AMENDMENT NO. 7 TO STATEMENT ON SCHEDULE 13D
                  --------------------------------------------


          This Amendment No. 7 to Schedule 13D is being filed on behalf of Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc., a Delaware corporation and the general partner of LDA, and The Limited, Inc., a Delaware corporation and the ultimate parent of LDA, in connection with United Retail Group, Inc. Common Stock ("URGI Common Stock") held by LDA. This Amendment No. 7 amends the statement on Schedule 13D filed with the Commission by the reporting persons on July 22, 1993, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 thereto. This Amendment No. 7 amends Items 4 and 5 of Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in Amendments No. 4 and 5 to Schedule 13D.


Item 4.   Purpose of Transaction.

     The information set forth in this Item 4 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stockholders or otherwise publicly available.

     Management Stockholders acquired employee stock options for investment.


Item 5.   Interest in Securities of the Issuer.

  a. See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of URGI Common Stock beneficially owned by the reporting persons. Of such aggregate number and percentage, 568,706 shares of URGI Common Stock are shares that certain Management Stockholders have a right to acquire, according to information received from URGI or such Management Stockholders or otherwise publicly available.

  b. See Items 7-10 of the cover pages attached hereto for the number of shares of URGI Common Stock of the reporting persons as to which the reporting persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 6 of 7



  c. On May 10, 1999, LDA donated 200,000 shares of URGI Common Stock to a charitable foundation not affiliated with LDA.

  d. The information set forth in this Item 5(d) with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

     The aggregate number of shares of URGI Common Stock individually owned by each Management Stockholder (identifying in a separate column shares of URGI Common Stock which there is a right to acquire upon exercise of vested employee stock options) and the percentage of the URGI Common Stock such aggregate number of shares represents are as follows:

                    Outstanding
Name               Shares Owned    Vested Options  Total Number  % of Class
----               ------------    --------------  ------------  -----------

Raphael Benaroya        2,177,937         394,706     2,572,643        19.1%

George R. Remeta          341,888         164,000       505,888         3.8%

Fredric E. Stern           25,000          10,000        35,000         0.3%

Mort Greenberg              3,500             -0-         3,500           -

Cheryl A. Lutz                 79             -0-            79           -

Jerry Silverman             3,300             -0-         3,300           -
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CUSIP NO. 911380103     SCHEDULE 13D                    Page 7 of 7


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999


                                      LIMITED DIRECT ASSOCIATES, L.P.
                                      By:  LIMITED DIRECT, INC., as
                                           General Partner


                                      By: /s/ Samuel Fried
                                         ------------------------
                                           Samuel Fried
                                           Vice President


                                      LIMITED DIRECT, INC.


                                      By: /s/ Samuel Fried
                                         -----------------------
                                           Samuel Fried
                                           Vice President


                                      THE LIMITED, INC.


                                      By: /s/ Samuel Fried
                                         ------------------------
                                           Samuel Fried
                                           Vice President